Mail Stop 3010

October 23, 2009

Mr. Michael J. Jeffery
Chief Executive Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

      Re: LECG Corporations
               Preliminary Proxy Statement
               Filed September 25, 2009
               File No. 000-50464

Dear Mr. Jeffery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As you know, we are currently reviewing your 10-K for the year ended December 31, 2008. We will not be in a position to clear the proxy statement until we have resolved all comments raised on the 10-K.

2.   Please revise to include LECG's full financial statements in the proxy or incorporate them by reference. Please refer to Item 14(c)(1) of Schedule 14A and Instruction 3 to Item 14. If you believe LECG's financial statements are not material to an informed voting decision, please explain why in your response.

3.   We note from your disclosure on page 14 that the merger is conditioned on the shares issued to the Great Hills Entities in connection with the Merger being exempt from registration pursuant to Regulation D. Please tell us which rule under Regulation D you intend to rely on and the facts that make the exemption available.

4.   It appears that the common shareholders of Smart are receiving no consideration in connection with the Merger. We note from your disclosure on page 125 that the Great Hill Entities own 82% of the common shares; however, it is unclear who owns the remaining 18%. Please tell us who owns the remainder of these common shares, explain why they are receiving no consideration in the proposed merger, and describe any other provisions being made for them in connection with this transaction.

Letter to Stockholders

5.   In your discussion of the Merger in the second paragraph, please disclose the consideration that Smart shareholders will receive in the Merger. Disclose the number of shares of common stock that will be issued and the percentage of LECG voting stock that will be beneficially owned by the Great Hill Entities following the Merger.

6.   Please revise to clearly state that the board was <u>not</u> unanimous in its decision to approve the Merger.

Summary, page 10

7.   Please revise the summary or the Q&A section to include disclosure regarding the lack of dissenters' rights. We note the discussion on page 63.

Summary of the Merger, page 11

8.   We note the statement in the second paragraph on page 11, as well as in the third paragraph on page 73, that investors should not rely on the representations, warranties and covenants, or any descriptions thereof, related to the Merger Agreement or any agreements entered into in connection with the Merger. Please tell us why you believe this disclaimer language is appropriate or remove the disclaimers from your proxy statement.

Option Grants to Smart Employees, page 12

9.   We note that pursuant to the merger agreement, you are committed to grant options to purchase up to 500,000 shares of common stock to certain employees of Smart. Please tell us how you determined that these options are not replacement grants and tell us how you determined that the fair value of the options should not be included in the purchase price.

Termination Fees and Expenses, page 16

10.   We note your use of "may" in the first sentence. Article 6.3 of the merger agreement indicates that you "shall" be required to pay the termination fee. Please revise to more accurately state your obligation to pay the termination fees and expenses. Please also make this change to your related disclosure on page 91.

Risk Factors, page 21

LECG will incur significant transaction and Merger-related costs in connection with the Merger and the Investment, page 23

11.   In order to put this risk in context for investors, please revise to quantify the transaction and Merger-related costs that have already been incurred and that you expect to be incurred.

Comparative Historical and Unaudited Pro Forma Per Share, page 38

12.   Please revise to include equivalent pro forma per share data of Smart, as required by Item 14(b)(10) of Schedule 14A.

Unaudited Pro Forma Condensed Combined Financial Statements, page 41

13.   Please tell us how you determined that LECG is the deemed acquirer for accounting purposes, considering that the Great Hill entities are paying cash for shares of the combined company, will hold a large minority voting interest, and will appoint two directors, and the CEO of Smart will become the CEO of the combined company.

Note 1: Preliminary Allocation of Purchase Price to Net Assets Acquired, page 46

14.   We note that the estimated purchase price was calculated based upon the closing price for LECG common stock on August 14, 2009. Please revise to use LECG's most recent stock price at the time of filing for determining the purchase price. In addition, include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes of the purchase price based upon percentage increases and decreases in the recent stock price.

15.   Please tell us how you determined that the issuance of shares of Series A Preferred Stock to the Great Hill Entities, which is contingent upon the consummation of the merger, should be accounted for as a separate transaction and not as a component of the purchase price. Cite the authoritative literature upon which you relied.

Background of the Merger and the Investment, page 54

16.   Please revise to provide additional disclosure about the reasons that the LECG board decided to consider strategic alternatives beginning in February 2007 and through the date of the merger agreement.

17.   Refer to the penultimate sentence of the first paragraph. Please revise to explain why the board decided it was not in the best interests of LECG and its stockholders to pursue a sale at that time.

18.   We note from your disclosure in the fourth paragraph on page 58 that you terminated Dr. Teece's employment on August 12, 2009. Please clarify in what capacity he served after being replaced as CEO on February 19, 2009.

LECG's Reasons for the Merger, page 60

19.   In the first paragraph, we note that the board contemplated the cash investment from the Great Hill Entities in its determination to recommend the merger. Please revise to clarify whether the board assessed the benefits and risks of both the Merger and the Investment together.

20.   Refer to the fourth bullet point on page 61. Please expand your disclosure to describe the cross-selling opportunities that would exist. In addition, please quantify the amount of cost savings that is expected to result from the combination. If the board did not quantify the cost savings, please disclose that fact and explain why it did not.

21.   The disclosure on page 65 states that William Blair considered "information regarding the strategic, financial, and operations benefits anticipated from the Merger" that was prepared by LECG senior management and given to William Blair. Please tell us whether the board considered such information in evaluating the merger and, if so, describe and quantify those benefits.

22.   Refer to the fifth bullet point on page 62. Please quantify the amount of additional financing that may be needed by the combined company and state the reasons why. If the board did not quantify that amount, please disclose that fact and explain why it did not.

23.   In the ninth bullet point on page 62, please quantify the amount the combined company expects to incur in order to integrate the companies. If the board did not quantify this amount, please disclose that fact and explain why it did not.

24.   Please tell us whether the board contemplated any risks associated with the loss of control to the Great Hill Entities. We note that if these transactions are approved, the Great Hill Entities will own a significant portion of the stock, will be entitled to appoint board members, and will have its current CEO running the new company. If the board did not

consider any such risks, please disclose this fact and explain why it did not.

Opinion of LECG's Financial Advisor, page 64

25.   Please explain why William Blair did not opine on the fairness of any consideration received in connection with the Investment. We note that the Merger and Investment are conditioned on one another. In addition, we note from your disclosure on page 57 that William Blair reviewed the proposed terms of the Investment, and on page 60 that the board contemplated the Investment in its decision to recommend the Merger.

26.   Please provide us with any analyses, reports, representations or other similar materials provided to or prepared by William Blair in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials.

Structure of the Merger, page 73

27.   Please revise to briefly explain the reasons for accomplishing the merger in two-steps instead of one.

Consideration in the Merger, page 74

28.   Please revise to disclose the number of LECG common shares that will be issued in exchange for each share of Smart redeemable preferred stock. Provide similar clarification in the Summary section of your proxy statement.

29.   We note the "no more than" language in the first sentence. Please explain when the number of shares granted to the holders of Smart may be less than 10,927,869.

30.   Please tell us whether the Smart common stockholders have dissenters' rights in connection with their vote on the Merger. If so, please tell us whether any of those holders have made a demand for appraisal and describe Smart's or LECG's contingent liability for payment under any appraisal demands. We note Article 1.8 of the merger agreement.

Treatment of Smart Stock Options, page 74

31.   We note that "certain" employees of Smart that remain employed by LECG will receive options to purchase LECG stock. Please revise to clarify the reference to "certain."

32.   Please explain what provisions are being made, if any, for the holders of Smart stock options who do not fall into the category of "certain employees of Smart that remain employed by LECG affiliated entities."

Amendment and Waiver, page 91

33.   Please revise to disclose whether you will notify LECG stockholders of any amendment
        or waiver and if so, disclose the manner of notification.

Required Vote and Board Recommendation, page 93

34.   Please revise to clarify that the Merger will not be consummated unless LECG
        stockholders also approve the Investment as described in Proposal 2. Provide similar
        clarification with respect to the required vote on Proposal 2 (page 101).

Proposal 2: The Investment, page 94

35.   Please revise to clarify whether the Series A preferred stock will be listed for trading on
        an exchange.

Use of Proceeds, page 101

36.   Please disclose the approximate amount of proceeds from the Investment that will be
        devoted to each stated purpose. Please refer to Item 11(c)(2) of Schedule 14A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
106

37.   We note that the MD&A disclosure in your 10-K for the year ended December 31, 2008
        is more detailed than the disclosure you have provided in the proxy statement. Please tell
        us why you believe the abbreviated disclosure provided in the proxy statement is
        appropriate. As disclosed on page 176, we note that you will distribute the 10-K with the
        proxy statement but you are not incorporating the 10-K by reference into the proxy
        statement.

Information About Smart

Contractual Obligations, page 136

38.   Please revise the tabular presentation of contractual obligations to include interest
        commitments under interest-bearing debt in this table, or provide textual discussion of
        this obligation below the table. If you provide a textual discussion, the discussion should
        quantify the interest payments using the same time frames stipulated in the table.
        Regardless of whether you decide to include interest payments in the table or in textual
        discussion below the table, you should provide appropriate disclosure with respect to the
        assumptions regarding the estimated variable rate interest payments.

Information about the Directors and Nominees, page 142

39.   Please include in each director or nominee's description of business experience all positions held over the past five years.

Narrative Discussion of Director Summary Compensation Table, page 153

40.   In the second full paragraph on page 154, please describe in greater detail the "substantial additional efforts" undertaken by Mr. Bouton. Please also state whether the annual fee will remain the same in future years.

Cash Compensation, page 159

41.   In the second full paragraph on page 160, we note that Mr. Fife and Ms. Bussone were granted discretionary bonuses "based on their achievement of certain operational and individual objectives." Please state what those objectives were and how the achievement of those objectives translated into the actual payout amounts.

Restricted Stock Awards, page 161

42.   In the first paragraph on page 160, we note that Mr. Fife and Ms. Bussone were granted awards based on certain established performance objectives. Please state what those objectives were and how the achievement of those objectives translated into the actual payout amounts. In addition, please explain why they were the only executives to receive such awards based on performance, and explain why they were the only executives to receive the subsequent awards (in the amount of 25,000 shares each), besides Ms. Tully pursuant to her employment agreement.

Notes to Condensed Consolidated Financial Statements (Unaudited), page FP-5

Note 1. Basis of presentation and operations

43.   We note your disclosure that you evaluated all subsequent events through the date the financial statements were issued. Please revise to disclose the date through which subsequent events have been evaluated in both the originally issued financial statements and the reissued financial statements.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: <u>Via Facsimile</u>
        Bradley J. Rock
        DLA Piper LLP
        (650) 687-1191